MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#1050 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

September 25, 2012

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

September 25, 2012 to the Toronto Stock Exchange being the only stock exchange upon which the shares of the Company are listed, as well as through Marketwire and other approved public media including filing on SEDAR and EDGAR and posting on the OTCQX website, being a US platform on which the Company’s shares are traded.

Item 4	Summary of Material Change

The Company announced its intent to complete a private placement financing with OceanaGold Corporation wherein OceanaGold would purchase 42,150,000 common shares of Pacific Rim at CAD $0.10 per share.

Item 5	Full Description of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) and OceanaGold Corporation (“OceanaGold”) are pleased to announce Pacific Rim’s intent to complete a non-brokered private placement financing whereby OceanaGold will purchase 42,150,000 common shares of Pacific Rim at CAD $0.10 per share, for total proceeds of CAD $4,215,000. Closing of the financing is expected to take place on or before October 3, 2012 and is subject to receipt of all required regulatory approvals.

Highlights:

• Purchase price represents a 25% premium to Pacific Rim’s 20-day volume weighted average closing price on the Toronto Stock Exchange
• Financing at a premium to a single investor minimizes dilution to Pacific Rim shareholders and provides “big brother” shareholder with synergistic exploration and management philosophy
• Funds raised will move El Dorado arbitration forward
• High quality of El Dorado gold project underscores OceanaGold’s investment

OceanaGold currently does not own or control any shares of Pacific Rim, either alone or together with any joint actors. Upon closing of the transaction, OceanaGold will own and control approximately 19.98% of Pacific Rim’s issued and outstanding share capital. The acquisition of the shares is for investment purposes only. The shares acquired by OceanaGold through this financing will be subject to a four-month trading restriction beginning on the day of issuance. If, following this hold period and prior to 24 months from the date of closing of the private placement, OceanaGold wishes to sell any shares of Pacific Rim, Pacific Rim has the right to identify a qualified purchaser for such shares. Pacific Rim has granted OceanaGold the right to maintain its share ownership on a percentage basis, and to increase its ownership to a maximum of 25% of Pacific Rim’s issued and outstanding share capital should future financings be undertaken within 24 months of the date of closing of the private placement, subject to regulatory and shareholder approval. The proceeds of the financing will be used for legal expenditures, exploration work, and for general corporate purposes.

The shares offered in this financing are not currently qualified by prospectus or registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the laws of any state, and may not be offered or sold in the United States, or to, or for the account or benefit of United States persons (as defined in Regulation S under the Securities Act) or persons in the United States absent registration or an applicable exemption from the registration requirements. The securities are subject to resale restrictions under applicable securities laws.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Barbara Henderson, Vice President Investor Relations and Corporate Secretary

(604) 689-1976

Item 8	Date of Report

September 25, 2012